UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

GS FINANCIAL CORP.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)

362274 10 2
(CUSIP Number)

Donald C. Scott 8601 Carriage Road River Ridge, Louisiana 70123 (504) 738-3866
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

____________________

*           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. 362274 10 2                                                                        13D/A                                                                                                  Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Donald C. Scott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 83,235
8 SHARED VOTING POWER 1,000
9 SOLE DISPOSITIVE POWER 83,235
10 SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON* IN

                                                                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 362274 10 2                                                                                                                        13D/A                                                                                                                         Page 3 of 5 Pages

                                                                                        AMENDMENT NO. 1 TO SCHEDULE 13D

    This Amendment No. 1 to Schedule 13D is filed by Donald C. Scott ("Reporting Person"), as an amendment to the Statement on Schedule 13D (the "Statement") relating to the shares of common stock, par value $.01 per share ("Common Stock") of GS Financial Corp. (the "Issuer") filed with the Securities and Exchange Commission.  The Statement is hereby amended as follows:

Item 2.  Identity and Background.

(a)           Donald C. Scott.

(b)           The Reporting Person's business address is 8601 Carriage Road, River Ridge, Louisiana 70123.

(c)           The Reporting Person is a member of the Board of Directors of the Issuer, but is no longer President and Chief Executive Officer of the Issuer.  The Issuer’s name and address are as provided in Item 1.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)           The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

On October 15, 2007, the Reporting Person exercised options to acquire 30,000 shares of Common Stock, which options previously had been granted to the Reporting Person pursuant to the Issuer's 1997 Stock Option Plan, for an aggregate exercise price of $515,625.  The Reporting Person beneficially owns 83,235 shares of Common Stock held directly, which includes 48,315 shares held in his individual retirement account ("IRA").  The Reporting Person’s spouse owns 1,000 shares of Common Stock.  All purchases pursuant to the exercise of options on October 15, 2007, by the Reporting Person were made with personal funds.

Item 4.  Purpose of Transaction.

The Reporting Person is presently a Director of the Issuer.  As a Director of the Issuer, the Reporting Person intends to continue to participate in the management of the Issuer.  The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.  The Reporting Person does not intend to obtain control of the Issuer.

The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of

CUSIP No. 362274 10 2                                                                                                                 13D/A                                                                                                                           Page 4 of 5 Pages

directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           The Reporting Person beneficially owns 84,235 shares of Common Stock which represents approximately 6.7% of the outstanding shares of Common Stock (based upon 1,264,453 shares issued and outstanding).

(b)           The Reporting Person has sole voting and dispositive power with respect to 83,325 shares of Common Stock which includes 48,315 shares of Common Stock which are held in his IRA.  The Reporting Person has shared voting and dispositive power with respect to 1,000 shares of Common Stock deemed beneficially owned by his spouse.

(c)           The Reporting Person effected the following transaction in the Issuer's securities during the last 60 days.

Title of Security	Nature of Ownership	Transaction Date	Number of Shares	Price	Transaction Type
Common Stock	Direct	October 15, 2007	30,000	$17.1875	Option Exercise

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.  The Reporting Person is a Director of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a Director in an independent manner, and to vote his shares of Common Stock individually, in the best interest of shareholders, and not pursuant to any understanding, arrangement or agreement with any other persons.

CUSIP No. 362274 10 2                                                                                                                    13D/A                                                                                                                        Page 5 of 5 Pages

                                                                  Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 1 to Statement on Schedule 13D is true, complete and correct.

/s/Donald C. Scott Donald C. Scott
Date: November 9, 2007